UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of February 2024

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 1, 2024

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Toshinao Endo
Name:	Toshinao Endo
Title:	Managing Director, Head of Documentation & Corporate Secretary Department, Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc. (MUFG)

Notice Regarding Progress on Repurchase of Common Stock

(Repurchase of common stock pursuant to the provisions of Article 156, Paragraph 1 of the Companies Act, in accordance with the provisions of Article 459, Paragraph 1, Item 1 of the Companies Act and MUFG’s Articles of Incorporation)

Tokyo, February 1, 2024 — MUFG today announced the progress on repurchase of its common stock pursuant to the provisions of Article 156, Paragraph 1 of the Companies Act of Japan and in accordance with the provisions of Article 459, Paragraph 1, Item 1 of the Companies Act and Article 44 of the Articles of Incorporation of MUFG.

(1) Stock repurchased	MUFG common stock
(2) Aggregate shares repurchased	56,418,900 shares
(3) Aggregate amount of repurchase price	¥ 72,951,348,972
(4) Repurchase period	From January 1, 2024 to January 31, 2024
(5) Repurchase method	Market purchases on the Tokyo Stock Exchange

(Reference)

i. Outline of the resolution with respect to repurchase of common stock at a meeting of Board of Directors held on November 14, 2023

(1) Stock to be repurchased	MUFG common stock
(2) Aggregate shares to be repurchased	Up to 400,000,000 shares (3.31% of total shares outstanding excluding treasury stock)
(3) Aggregate amount of repurchase price	Up to ¥400,000,000,000
(4) Repurchase period	From November 15, 2023 to May 31, 2024
(5) Repurchase method	Market purchases on the Tokyo Stock Exchange

ii. Cumulative progress on stock repurchase until January 31, 2024 pursuant to the above resolution

(1) Accumulated shares repurchased	202,239,200 shares
(2) Accumulated amount of repurchase price	¥ 253,552,860,980

- End -

About MUFG

Mitsubishi UFJ Financial Group, Inc. (MUFG) is one of the world’s leading financial groups. Headquartered in Tokyo and with over 360 years of history, MUFG has a global network with approximately 2,000 locations in more than 40 countries. The Group has about 120,000 employees and offers services including commercial banking, trust banking, securities, credit cards, consumer finance, asset management, and leasing. The Group aims to “be the world’s most trusted financial group” through close collaboration among our operating companies and flexibly respond to all of the financial needs of our customers, serving society, and fostering shared and sustainable growth for a better world. MUFG’s shares trade on the Tokyo, Nagoya, and New York stock exchanges. For more information, visit https://www.mufg.jp/english.

This notice contains forward-looking statements regarding estimates, forecasts, etc. in relation to the results of operations, financial conditions and other general management of MUFG and/or the group as a whole (the “forward-looking statements”). The forward-looking statements are made based upon, among other things, MUFG’s current estimates, perceptions and evaluations. In addition, in order for MUFG to adopt such estimates, forecasts, etc. regarding future events, certain assumptions have been made. Accordingly, the statements and assumptions are inherently not guarantees of future performance and may result in inaccuracy from an objective point of view and in material differences from actual results. There exist a number of factors that might lead to uncertainties and risks. For the main matters that may be currently forecast, please see the most recent Financial Highlights, the Annual Securities Report, Disclosure Book, Annual Report, and other disclosures that MUFG has announced.